UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                           Spinnaker Industries, Inc.
                           --------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    848926101
                                    ---------
                                 (CUSIP Number)

       Raymond H. Keller, Lynch Corporation, 50 Kennedy Plaza, Suite 1250,
       -------------------------------------------------------------------
                              Providence, RI 02903
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  848926101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Lynch Corporation        IRS ID No.....38-1799862.....................

2.   Check the Appropriate Box if a Member of a Group (See  Instructions)
     (a) Not applicable.......................................................
     (b) Not applicable.......................................................

3.   SEC Use Only
     .........................................................................

4.   Source  of  Funds  (See   Instructions)   ...Not applicable..............

5.   Check if Disclosure of Legal  Proceedings Is Required
     Pursuant  to Items 2(d) or 2(e) .. Not  applicable.

6.   Citizenship or Place of Organization
     ..Indiana................................................................

     Number of Shares
     Beneficially Owned
     by Each Reporting
     Person With

7.   Sole Voting Power ...1,829,063...........................................

8.   Shared Voting Power .....Not applicable..................................

9.   Sole Dispositive Power.....1,829,063.....................................

10.  Shared Dispositive Power ...Not applicable...............................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person ..1,829,063.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..Not Applicable

13. Percent of Class Represented by Amount in Row (11) ...51.3%...............

14. Type of Reporting Person (See Instructions)...........CO; HC..............
     .........................................................................
     .........................................................................
     .........................................................................
     .........................................................................
     .........................................................................

CUSIP No.  ..848926101.......................

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lynch Systems, Inc., formerly known as M-tron Industries, Inc.

    IRS ID No.  46-0334545

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  ...Not applicable..............................................
          (b)  ...Not applicable..............................................

     3.   SEC Use Only .......................................................


     4.   Source of Funds (See Instructions) ..WC.............................

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) . Not applicable

     6.   Citizenship  or  Place  of   Organization   ....South Dakota........

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

      7. Sole Voting Power .......1,829,063...................................

      8. Shared Voting Power .....Not applicable..............................

      9. Sole Dispositive Power.....1,829,063.................................

     10. Shared Dispositive Power .....Not applicable.........................

     11. Aggregate Amount Beneficially Owned by Each Reporting
          Person ...................1,829,063.................................

     12. Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions) .. Not applicable.................

     13. Percent of Class Represented by Amount in Row (11) ..51.3%..........

     14. Type of Reporting Person (See Instructions) .......CO...............
         ....................................................................
         ....................................................................
         ....................................................................
         ....................................................................
         ....................................................................

CUSIP No. ...848926101......................

     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons entities only).................Mario J.Gabelli.............

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) ..Not applicable................................................
          (b) ..Not applicable................................................

     3.   SEC Use Only .......................................................

     4.   Source of Funds (See Instructions) ........PF.......................

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) . Not applicable

     6.   Citizenship or Place of Organization .......USA.....................

Number  of  Shares
Beneficially Owned
by  Each Reporting
Person  With

     7.   Sole  Voting   Power   .....None  (Item 5)..........................

     8.   Shared Voting Power  ...None........................................

     9.   Sole   Dispositive   Power.....None   (Item 5)......................

    10.   Shared  Dispositive Power ....None..................................

    11.   Aggregate  Amount  Beneficially  Owned by Each Reporting Person
          ....None (Item 5).............

    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)  ....X......

    13.   Percent  of Class Represented  by Amount in Row (11) ....0.00%......

    14.   Type of Reporting Person (See  Instructions) ......IN...............
          ....................................................................
          ....................................................................
          ....................................................................
          ....................................................................

Instructions for Cover Page

     (1)  Names and  I.R.S.  Identification  Numbers  of  Reporting  Persons  --
          Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

     (3)  The 3rd row is for SEC internal use; please leave blank.

     (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of
          Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

          Category of Source                                       Symbol

          Subject Company (Company whose securities
             are being acquired)                                     SC
                   Bank                                              BK
                   Affiliate (of reporting person)                   AF
                   Working Capital (of reporting person)             WC
                   Personal Funds (of reporting person)              PF
                   Other                                             OO

     (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

     (6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

     (7)- (11), Aggregate Amount Beneficially Owned by Each Reporting Person, etc.-- Rows (7)

     (11) through (11) inclusive, (13) and (13) are to be completed in accordance with the provisions of

     (13) Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

          (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

          (14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

                     Category                                         Symbol

                   Broker-Dealer                                       BD
                   Bank                                                BK
                   Insurance Company                                   IC
                   Investment Company                                  IV
                   Investment Adviser                                  IA
                   Employee Benefit Plan, Pension Fund,
                     or Endowment Fund                                 EP
                   Parent Holding Company                              HC
                   Corporation                                         CO
                   Partnership                                         PN
                   Individual                                          IN
                   Other                                               OO

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities. Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1.   Security and Issuer

This Amendment No. 13 to Schedule 13D on the Class A Common Stock of Spinnaker Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed December 10, 1987. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the
Schedule 13D. This Amendment is filed to reflect the reduction in the amount of shares of the Issuer's Class A Common Stock beneficially owned by the reporting persons resulting from the transaction described at Item 5(c) below.

Item 2. Identity and Background

Items 2 is amended:

(a) To reflect that reporting person M-tron Industries, Inc., a South Dakota corporation, changed its name to "Lynch Systems, Inc." incident to the merger of Lynch Systems, Inc., a Delaware corporation, with and into M-tron Industries, Inc. on December 5, 2000. M-tron Industries, Inc. survived the merger and, upon the merger, changed its name to "Lynch Systems, Inc." (hereinafter "Lynch Systems").

(b)  To reflect that the address of the principal place of business of reporting
     person  Lynch  Systems  has  been  changed  to  601   Independent   Street,
     Bainbridge, Georgia 31717.

(c) To reflect that the address of the principal place of business of reporting person Lynch Corporation, an Indiana corporation ("Lynch Corporation"), has been changed to 50 Kennedy Plaza, Suite 1250, Providence, RI 02903.

The Reporting Persons do not admit that they constitute a Group.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 4.   Purpose of Transaction

The purpose of the transaction described in Item 5(c) was to permit Lynch Corporation, effective September 30, 2001, to deconsolidate Issuer for financial reporting purposes and prospectively account for its ownership of Issuer using the equity method of accounting.

Prior to September 30, 2001, Lynch Corporation (through Lynch Systems) owned 48% of the equity of Issuer (60% voting control)(both calculated with reference to the Issuer's Class A Common Stock and Common Stock on a combined basis); as such, under generally accepted accounting principles, Lynch Corporation was required to record all of the losses of Issuer since the non-Lynch interests were not required to absorb their share of the losses (52%) after their investment was fully absorbed by losses.

On September 30, 2001, Lynch Corporation's ownership interest and voting control of Issuer were reduced to 42% and 49%, respectively, (both calculated with reference to the Issuer's Class A Common Stock and Common Stock on a combined basis) due to the disposition of shares of Issuer described in Item 5(c) below. As a result, effective September 30, 2001, Lynch Corporation has deconsolidated Issuer and will prospectively account for its ownership of Issuer using the equity method of accounting..

Item 5.   Interest in Securities of the Issuer

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 1,829,063 shares, representing 51.3% of the 3,566,067 shares of Class A Common Stock outstanding as reported by the Issuer's most recent form 10-Q for the quarter ended June 30, 2001. The Reporting Persons beneficially own those Securities as follows:

                                               Shares of         % of
                                                Class A          Class A
Name                                          Common Stock     Common Stock

Lynch Systems, Inc.                             1,829,063          51.3%

Lynch Corporation                               1,829,063          51.3%

Mario J. Gabelli                                        0          0.00%

     Mario J. Gabelli and Lynch Corporation are deemed to have beneficial ownership of the Securities beneficially owned by Lynch Systems. Mario J. Gabelli disclaims beneficial ownership of the 1,829,063 shares of the Issuer's stock owned by Lynch Systems.

(b) Each of Lynch Systems and Lynch Corporation has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the subject 1,829,063 shares of the Issuer's stock.

(c) On September 26, 2001, Lynch Systems made a charitable contribution of 430,000 shares of Issuer's Class A Common Stock to Roger Williams University of Bristol, Rhode Island. The purpose of the transaction was to permit Lynch Corporation, effective September 30, 2001, to deconsolidate Issuer for financial reporting purposes and prospectively account for its ownership of Issuer using the equity method of accounting.

     Prior to September 30, 2001, Lynch Corporation (through Lynch Systems) owned 48% of the equity of Issuer (60% voting control)(both calculated with reference to the Issuer's Class A Common Stock and Common Stock on a combined basis); as such, under generally accepted accounting principles, Lynch Corporation was required to record all of the losses of Issuer since the non-Lynch interests were not required to absorb their share of the losses (52%) after their investment was fully absorbed by losses.

     As a result of the subject transaction, Lynch Corporation's ownership interest and voting control of Issuer were reduced to 42% and 49%, respectively (both calculated with reference to the Issuer's Class A Common Stock and Common Stock on a combined basis). As a result, effective September 30, 2001, Lynch Corporation has deconsolidated Issuer and will prospectively account for its ownership of Issuer using the equity method of accounting.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 14, 2001




-------------------------------
ROBERT E. DOLAN
(Attorney-in-Fact for Mario J. Gabelli)


LYNCH CORPORATION


By:---------------------------
Name:  Ralph R. Papitto
Title:  Chairman, President and CEO


LYNCH SYSTEMS, INC. formerly known as
M-TRON INDUSTRIES, INC.


By:----------------------------
Name:  Raymond H. Keller
Title:  Assistant Treasurer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

                      Information with Respect to Executive
                    Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.



Lynch Corporation
50 Kennedy Plaza, Suite 1250, Providence, RI
02903

Directors:

         Ralph R. Papitto                          Chairman of the Board, Chief
                                                   Executive Officer
                                                   and President
                                                   Lynch Corporation
                                                   50 Kennedy Plaza, Suite 1250
                                                   Providence, RI 02903; and

                                                   Chairman of the Board
                                                   AFC Cable Systems, Inc.
                                                   50 Kennedy Plaza, Suite 1250
                                                   Providence, RI  02903

                                                   Director
                                                   Lynch Interactive Corporation
                                                   401 Theodore Fremd Avenue
                                                   Rye, NY 10580

                                                   President and Chief Executive Officer
                                                   Avtek Inc.
                                                   50 Kennedy Plaza, Suite 1250
                                                   Providence, RI  02903

                                                   Chairman of the Board of Trustees
                                                   Roger Williams University
                                                   One Old Ferry Road
                                                   Bristol, RI 02809


         Mario J. Gabelli                          Chief Executive Officer and Chief
                                                   Investment Officer of Gabelli Group
                                                   Capital partners, Inc., Gabelli
                                                   Asset Management Inc., and GAMCO
                                                   Investors, Inc.; Director/Trustee
                                                   of all registered investment companies
                                                   advised by Gabelli Funds, LLC
                                                   One Corporate Center
                                                   Rye, NY 10580; and

                                                   Vice Chairman
                                                   Lynch Corporation
                                                   50 Kennedy Plaza, Suite 1250
                                                   Providence, RI  02903

         E. Val Cerutti                            Cerutti Consultants
                                                   227 McLain Street
                                                   Mount Kisco, NY  10549

         Avrum Gray                                Chairman
                                                   G-Bar Limited Partnership
                                                   440 South LaSalle
                                                   Suite 650
                                                   Chicago, IL 60605

         Raymond H. Keller                         Vice President, Chief Financial Officer
                                                   Lynch Corporation
                                                   50 Kennedy Plaza, Suite 1250
                                                   Providence, RI  02903

         Richard E. McGrail                        Vice President, Chief Operating Officer
                                                   Lynch Corporation
                                                   50 Kennedy Plaza, Suite 1250
                                                   Providence, RI  02903



Officers:

         Ralph R. Papitto                          Chairman of the Board, President and
                                                   Chief Executive Officer

         Mario J. Gabelli                          Vice Chairman

         Richard E. McGrail                        Vice President, Chief Operating Officer

         Raymond H. Keller                         Vice President, Chief Financial Officer



Lynch Systems, Inc.
601 Independent Street, Bainbridge, Georgia
31717
Directors:

         E. Val Cerutti                            See above

         Avrum Gray                                See above


Officers:

         Arnold Bowling                            President

         Alan Giles                                Chief Financial Officer

         Richard E. McGrail                        Vice President

         Raymond H. Keller                         Assistant Treasurer

